Exhibit 99.1

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on December 31, 2019

The annual and extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Tuesday, December 31, 2019 at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve the re-election of Messrs. Dr. Abraham Havron, Scott R. Burell, Dr. Wolfgang Ruttenstorfer, Adi Goldin and Joseph Zarzewsky to the board of directors of the Company, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and to authorize the Company’s board of directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.	To approve the grant of options exercisable into ordinary shares of the Company to the Mr. Joseph Zarzewsky, a director in the Company;

4.	To approve the repricing of certain options exercisable into ordinary shares of the Company granted to the Company’s directors; and

5.	To approve the repricing of certain options exercisable into ordinary shares of the Company granted to the Company’s Chief Executive Officer.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share, and holders of American Depositary Shares (“ADSs”), each representing one ordinary share, issued by the Bank of New York Mellon (“BNY Mellon”) by the close of business on November 29, 2019 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The board of directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than December 31, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The board of directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Dr. Abraham Havron
Chairman of the Board of Directors

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, and to holders of American Depository Shares (“ADSs”), each representing one ordinary share issued by the Bank of New York Mellon (“BNY Mellon”), of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company of proxies for use at the annual and extraordinary general meeting of shareholders (the “General Meeting”), to be held on Tuesday, December 31, 2019, at 10:00 a.m., Israel time, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Messrs. Dr. Abraham Havron, Scott R. Burell, Dr. Wolfgang Ruttenstorfer, Adi Goldin, and Joseph Zarzewsky to the board of directors of the Company, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and to authorize the Company’s board of directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.	To approve the grant of options exercisable into ordinary shares of the Company to the Mr. Joseph Zarzewsky, a director in the Company;

4.	To approve the repricing of certain options exercisable into ordinary shares of the Company granted to the Company’s directors; and

5.	To approve the repricing of certain options exercisable into ordinary shares of the Company granted to the Company’s Chief Executive Officer.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than November 29, 2019.

Board Recommendation

The board of directors recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on November 29, 2019 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on November 20, 2019, the Company had outstanding 5,420,8291 ordinary shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

1 Excluding 18,409 ordinary shares in treasury.

How You Can Vote

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon as depositary, and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange (the “TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on December 31, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Voting instructions cards are being distributed to ADS holders on or about December 5, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

 Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares (including ordinary shares represented by ADSs) shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the board of directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of each of Proposals No. 1 through 4 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposal No. 5 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of Proposal No. 5 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 5. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposal No. 5. Shareholders who do not so indicate will not be eligible to vote their ordinary shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., December 21, 2019).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Highest Compensated Directors and Officers

For information concerning the general compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2018 see Item 6.B. of the Company’s annual report on Form 20-F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 1, 2019 (the “2018 Annual Report”).

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS

At the General Meeting, five directors are proposed to be re-elected. Each of the re-elected directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the five nominees listed below. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Messrs. Dr. Abraham Havron, Scott R. Burell, Dr. Wolfgang Ruttenstorfer, Adi Goldin and Joseph Zarzewsky has attested to the board of directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law.

Following the closing of the investment by Mr. Ami Sagi in the Company (for information on the investment transaction, see the Company’s ‘Notice of Extraordinary General Meeting of Shareholders’ on Form 6-K, published on September 16, 2019), Mr. Sagi holds 28.24% of the Company’s share capital and voting rights, and the Company considers Mr. Sagi as a controlling shareholder of the Company. Accordingly, the Company can no longer implement the relief available to non-controlled companies whose shares are listed on the Nasdaq Capital Market exempting such companies from having two external directors on their board of directors. Following consultation with the Israeli Ministry of Justice, in light of, among other things, the short time that lapsed from the date on which the Company adopted the relief and the formation of a control interest in the Company as well as the fact that the directors who were originally appointed as external directors, Dr. Elan Penn and Dr. Gili Hart, do not have any affiliation with Mr. Sagi, the Company reclassified Dr. Penn and Dr. Hart as external directors of the Company and they will continue to serve as external directors until the remainder of their term, i.e., January 14, 2021 and July 4, 2020, respectively.

The five proposed nominees to serve as directors together with the two external directors will constitute the board of directors.

The nominees to serve on the Company’s board of directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Dr. Abraham Havron has served on our board of directors since May 2016. Dr. Havron is a 38-year veteran of the biotechnology industry. Between 2011 and 2018, Dr. Havron served as a director at Kamada (NASDAQ: KMDA) where he was initially elected as an external director (within the meaning of the Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. From 2005 to 2013, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President of Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999, and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Since 2014, Dr. Havron has also served on the board of directors of MediWound Ltd. (NASDAQ: MDWD) until June 2017 and Enlivex Theraputics Ltd., a private company. Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Scott R. Burell has served on our board of directors since October 2017. Since August 2018, Mr. Burell serves as the Chief Financial Officer of AIVITA Biomedical Systems, Inc., a private biopharmaceutical company. From November 2006 until November 2017, Mr. Burell served as Chief Financial Officer, Secretary and Treasurer of CombiMatrix Corporation (NASDAQ: CBMX). Prior to this, Mr. Burell had served as CombiMatrix’s Vice President of Finance since November 2001 and as its Controller from February 2001 to November 2001. From May 1999 to first joining CombiMatrix in February 2001, Mr. Burell was the Controller for Network Commerce, Inc., a publicly traded technology and information infrastructure company located in Seattle. Prior to this, Mr. Burell spent nine years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. During his tenure in public accounting, Mr. Burell worked with many clients, both public and private, in the high-tech and healthcare markets, and was involved in numerous public offerings, spin-offs, mergers and acquisitions. Mr. Burell is also a member of the Board of Directors of Microbot Medical (NASDAQ: MBOT), an Israeli-based medical device company specializing in the researching, designing, developing and commercializing of transformational micro-robotics medical technologies, and of MER Telemanagement Solutions Ltd., an Israeli-based telecommunications services company. Mr. Burell obtained his Washington state CPA license in 1992 and is a certified public accountant (currently inactive). He holds Bachelor of Science degrees in Accounting and Business Finance from Central Washington University.

Dr. Wolfgang Ruttenstorfer has served on the Board of Directors since July 2018. Beginning in 1976, Dr. Ruttenstorfer spent a total of approximately 30 years in various capacities with OMV AG, an integrated oil and gas company headquartered in Vienna, Austria, culminating in his position as chairman of the executive board from 2002 through mid-2011. From 1997 through 1999, Dr. Ruttenstorfer stepped away from OMV to serve as Deputy Finance Minister of Austria. Since 2012, Dr. Ruttenstorfer has been a board member of NIS a.d. Novi Sad, one of the largest, vertically integrated energy companies in southeast Europe, as well as a member of the supervisory board of RHI AG, a leading global supplier of high-grade refractory products, systems and services. Since 2011, he has also served as a member of the supervisory board of Flughafen Wien, AG, the Vienna International Airport. From 2007 through 2011, Dr. Ruttenstorfer lent his expertise to Roche Holding AG, as a member of the board of directors. During the period from 2009 to early 2018, Dr. Ruttenstorfer also served at various times on a number of other supervisory boards, including that of CA Immobilien AG, Telekom Austria AG, and Vienna Insurance Group AG. Dr. Ruttenstorfer received his doctorate from the University of Vienna in Economics and Business.

Adi Goldin has served on our board of directors since May 2010, and from May 2016 to January 2018, acted as our chairman. Mr. Goldin has over 15 years of experience in the life science, industrial, and technology industries in the areas of investments, business strategy, deal structure, and company management. For the last 13 years, Mr. Goldin has served as a vice president at Docor International BV and has played a key role in investing, managing, and nurturing technology-driven companies and startups in the information technology, industrial, and life science industries. Mr. Goldin also serves on the board of several portfolio companies of Docor. Until 2010, Mr. Goldin was the chief executive officer of Softlib Ltd., an information technology company. Previously, Mr. Goldin was VP of investments and analysis at Inventech Investment Company Ltd. (TASE: IVTC), where he took an active role in building startup companies and was involved in public offerings, M&A, and various aspects of the capital markets. In addition, Mr. Goldin was part of the teaching staff of the Executive MBA program run by Tel Aviv University. Mr. Goldin participated in the International Marketing and Global Consulting Program, a joint project of the University of Pennsylvania’s Wharton Business School and Tel Aviv University’s Business School. Mr. Goldin is a member of the Israel Bar Association. Mr. Goldin holds Bachelor’s and Master’s degrees in economics, summa cum laude, and an LL.B. in law from Tel Aviv University, Israel.

Joseph Zarzewsky has served on our board of directors since August 2019. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group (“Mitrelli”) since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the board of directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

For information on the compensation terms of the directors, see “Directors and Officers Compensation” above and Items 6B of the 2018 Annual Report. For information on a proposed grant of equity to Mr. Zarzewsky as well as a proposed repricing of certain options held by the Company’s directors, see Proposals 3 and 4 below. In addition, the directors will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of indemnification provided to them by the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of Messrs. Dr. Abraham Havron, Scott R. Burell, Dr. Wolfgang Ruttenstorfer, Adi Goldin and Joseph Zarzewsky to the Company’s board of directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

The vote for the re-election of each director shall be made separately.

The board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL NO. 2

RE-APPOINTMENT OF AUDITORS

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year ending December 31, 2019 and the authorization of the Company’s board of directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the 2018 Annual Report.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year, as presented to the shareholders, be and same hereby are approved.”

The board of directors recommends a vote “FOR” the approval of the proposed resolution.

PROPOSAL NO. 3

GRANT OF OPTIONS TO MR. JOSEPH Zarzewsky, A DIRECTOR OF THE COMPANY

Following the approval of the Company’s compensation committee and board of directors, it is proposed to approve a grant of 15,000 options exercisable into 15,000 ordinary shares, NIS 1.50 par value per ordinary share (the “Options”) to Mr. Joseph Zarzewsky, a director of the Company.

The Options constitute approximately 0.26% of the Company’s share capital (approximately 0.15% of the share capital on a fully diluted basis2). The Options will be granted under the Company’s Share Ownership and Option Plan (2010) (as amended) (the “Option Plan”), and shall vest over a period of four years from their date of grant, with 25% of the Options vesting on the first anniversary of the date of grant and the remaining Options vesting equally on a quarterly basis during the three years thereafter (i.e., vesting of 6.25% per quarter). The exercise price of each Option is $4.02 per one ADS, which is equal to the average closing price of the ordinary shares (represented by ADSs) on the Nasdaq in the last 30 trading days prior to September 25, 2019 (the date of the approval of the board of directors of the proposed grant). The Options will be exercisable for seven years following the date of grant. The grant of the Options and their terms are in accordance with the Company’s compensation policy.

Mr. Zarzewsky receives cash compensation for his services as a director as provided to all other directors of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the grant of 15,000 options exercisable into 15,000 ordinary shares of the Company, to Mr. Joseph Zarzewsky, a director of the Company, having been approved by the Company’s compensation committee and the board of directors, and as presented to the shareholders, be, and the same hereby is, approved.”

2 Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date.

PROPOSAL NO. 4

REPRICING OF CERTAIN OPTIONS GRANTED TO THE COMPANY’S DIRECTORS

Following the approval of the Company’s compensation committee and the board of directors, it is proposed to reprice certain outstanding options granted by the Company to members of its board of directors in a manner that reduces the exercise price of these options to $4.02 per share.

The following is a short summary of the terms of the options, subject to the repricing:

Director	Original Exercise Price*	Grant Date	Number of Options	% of Share Capital	% of Share Capital (on a fully diluted basis)[3]
Adi Goldin	NIS 90 ($26.01)	July 31, 2015	4,466	0.32	0.23
	NIS 29 ($8.38)	January 14, 2018	13,000
Gili Hart	NIS 29 ($8.38)	January 14, 2018	10,000	0.18	0.10
Abraham Havron	NIS 29 ($8.38)	January 14, 2018	10,000	0.18	0.10
Elan Penn	NIS 29 ($8.38)	January 14, 2018	10,000	0.18	0.10
Scott R. Burell	NIS 29 ($8.38)	January 14, 2018	10,000	0.18	0.10
	Total		57,466	1.04	0.63

* The original exercise price was determined in NIS and was translated into USD ($) in accordance with the NIS-USD representative rate of exchange published by the Bank of Israel on November 18 2019, (NIS 3.46 per $1.00).

Other than the proposed amendment to the exercise price, all the other terms of the above options will remain in effect, although the directors will be subject to a new lock-up period of 24 months for the options in order to benefit from the capital gains tax track which provides them with reduced tax rates for capital gains resulting from the exercise of the options, as is currently available to them.

The repricing is conducted in accordance with the Company’s compensation policy and is made as part of a broader repricing of options to the Company’s officers and employees effected on October 27, 2019. For information see the Company’s report on Form 6-K, published on October 31, 2019.

The total additional accounting compensation cost of the options relating to the above repricing, is approximately $44,000 of which $33,000 will be recorded immediately and $11,000 will be recorded over the next 2 years.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the repricing of certain options exercisable into 57,466 ordinary shares, under the Company’s Share Ownership and Option Plan (2010), to the Company’s directors, having been approved by the Company’s compensation committee and board of directors, and as presented to the shareholders, be, and the same hereby is, approved.

3 See footnote No. 2 above.

PROPOSAL NO. 5

REPRICING OF OPTIONS GRANTED TO THE COMPANY’S CHIEF EXECUTIVE OFFICER

Following the approval of the Company’s compensation committee and the board of directors, it is proposed to reprice certain outstanding options granted to the Company’s Chief Executive Officer, Yehiel Tal, in a manner that reduces the exercise price of these options to $4.02 per share.

The following is a short summary of the terms of the options, subject to the repricing:

CEO	Original Exercise Price*	Grant Date	Number of Options	% of Share Capital	% of Share Capital (on a fully diluted basis)[4]
Yehiel Tal	NIS 45 ($13.00)	May 29, 2013	1,020	2.06	1.16
	NIS 90 ($26.01)	July 31, 2015	37,800
	NIS 29 ($8.38)	January 14, 2018	75,000
	Total		113,820	2.06	1.16

* The original exercise price was determined in NIS and was translated into USD ($) in accordance with the NIS-USD representative rate of exchange published by the Bank of Israel on November 18 2019, (NIS 3.46 per $1.00).

Other than the proposed amendment to the exercise price, all the other terms of the above options will remain in effect, although the CEO will be subject to a new lock-up period of 24 months for the options in order to benefit from the capital gains tax track which provides him with reduced tax rates for capital gains resulting from the exercise of the options, as is currently available to him.

The repricing is conducted in accordance with the Company’s compensation policy and is made as part of a broader repricing of options to the Company’s officers and employees effected on October 27, 2019. For information see the Company’s report on Form 6-K, published on October 31, 2019.

The total additional accounting compensation cost of the options relating to the above repricing, is approximately $113,600 of which $81,000 will be recorded immediately and $32,600 will be recorded over the next 2 years.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the repricing certain options exercisable into 113,820 ordinary shares, under the Company’s Share Ownership and Option Plan (2010), to the Company’s CEO, having been approved by the Company’s compensation committee and board of directors, and as presented to the shareholders, be, and the same hereby is, approved.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS AND ADS HOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 22, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 22, 2019, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

4 See footnote No. 2 above.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Dr. Abraham Havron
Chairman of the Board of Directors